Filed pursuant to Rule 424(b)(2)

Registration Nos. 333-157386 and 333-157386-01

CALCULATION OF REGISTRATION FEE

Class of securities offered	Aggregate offering price	Amount of registration fee
Medium-Term Senior Notes, Series D	$3,050,000.00	$217.47(1)

(1)	The filing fee of $217.47 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. The registration fee of $217.47 due for this offering is offset against the $86,125.97 remaining of the fees most recently paid on March 24, 2009, of which $85,908.50 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

PRICING SUPPLEMENT NO. MTNDD451 DATED DECEMBER 17, 2009

(TO PROSPECTUS SUPPLEMENT DATED FEBRUARY 18, 2009 AND PROSPECTUS DATED FEBRUARY 18, 2009) MEDIUM-TERM NOTES, SERIES D

CITIGROUP FUNDING INC.

305,000 Buffer Notes Based Upon the S&P GSCITM Natural Gas Excess Return Index

Due March 22, 2012

$10.00 per Note

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

■	The notes will mature on March 22, 2012. We will not make any payments on the notes prior to maturity.
■	The notes are based upon the S&P GSCITM Natural Gas Excess Return Index.
■

You will receive at maturity for each note you hold a maturity payment based on the percentage change in value of the S&P GSCITM Natural Gas Excess Return Index from the date of this pricing supplement (which we refer to as the pricing date) to March 15, 2012 (which we refer to as the valuation date). The maturity payment may be greater than, equal to, or less than your initial investment in the notes.

■

If the ending value of the S&P GSCITM Natural Gas Excess Return Index is greater than 1.3781 (its starting value), at maturity you will receive for each note you then hold the $10.00 principal amount per note plus a note return amount equal to the product of (i) $10.00 and (ii) the percentage change in the closing value of the S&P GSCITM Natural Gas Excess Return Index from the pricing date to the valuation date (which we refer to as the index percentage change) and (iii) 200%, subject to a maximum total return on the notes of 72% (32% per annum on a simple interest basis) of the principal amount of the notes.

■

If the ending value of the S&P GSCITM Natural Gas Excess Return Index is less than or equal to 1.3781 (its starting value) but greater than or equal to 1.2403 (90% of its starting value), the note return amount will be zero and at maturity you will receive for each note you then hold the $10.00 principal amount per note.

■

If the ending value of the S&P GSCITM Natural Gas Excess Return Index is less than 1.2403 (representing a decrease of more than 10% from its starting value), at maturity you will receive for each note you then hold the $10.00 principal amount per note plus a note return amount equal to the product of (i) $10.00 and (ii) the sum of (a) the index percentage change (which will be negative) and (b) 10%. Thus, if the ending value of the S&P GSCITM Natural Gas Excess Return Index is less than 1.2403 (regardless of the value of the S&P GSCITM Natural Gas Excess Return Index at any other time during the term of the notes), the maturity payment will be less than your initial investment of $10.00 per note and your investment will result in a loss. At maturity the amount you receive could be as low as $1.00 per $10.00 note.

■	The notes are not principal-protected. At maturity you could receive an amount less than your initial investment in the notes.
■	The notes will not be listed on any securities exchange.

Investing in the notes involves a number of risks. See “Risk Factors Relating to the Notes” beginning on page PS-6.

“Standard and Poor’s®” “S&P®” and “S&P GSCITM” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use for certain purposes by Citigroup Funding Inc. These trademarks have been licensed for use for certain purposes by Citigroup Funding Inc. The notes have not been passed on by Standard & Poor’s or The McGraw-Hill Companies. The notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s or The McGraw-Hill Companies and neither makes any warranties or bears any liability with respect to the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.

	Per Note	Total
Public Offering Price	$10.000	$3,050,000
Underwriting Fee (including the Selling Concession described below)	$0.200	$61,000
Proceeds to Citigroup Funding Inc.	$9.800	$2,989,000

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the notes, will receive an underwriting fee of $0.200 for each $10.000 note sold in this offering. From this underwriting fee, Citigroup Global Markets will pay selected dealers, including its affiliate Morgan Stanley Smith Barney LLC, and their financial advisors collectively a fixed selling concession of $0.200 for each note they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information.

Citigroup Global Markets Inc. expects to deliver the notes to purchasers on or about December 22, 2009.

Investment Products	Not FDIC insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION — Q&A

What Are the Notes?

The Buffer Notes Based Upon the S&P GSCITM Natural Gas Excess Return Index, or the notes, are commodity index-linked investments that offer a potential return at maturity based on an enhanced upside participation in any increase in the value of the S&P GSCITM Natural Gas Excess Return Index during the term of the notes, subject to a maximum total return, while also providing protection against a decline of 10% or less in the value of the S&P GSCITM Natural Gas Excess Return Index and a limited buffer against a decline of more than 10% in the value of the S&P GSCITM Natural Gas Excess Return Index. The notes are not principal protected and do not pay periodic interest. The return on the notes, if any, is based upon the S&P GSCITM Natural Gas Excess Return Index (which we also refer to as the underlying index).

At maturity you will receive for each note you hold a maturity payment, which may be greater than, equal to, or less than your initial investment in the notes, based on the percentage change in the value of the S&P GSCITM Natural Gas Excess Return Index from the pricing date to the valuation date. We refer to the percentage change in the closing value of the S&P GSCITM Natural Gas Excess Return Index from the pricing date to the valuation date as the index percentage change. If the ending value of the S&P GSCITM Natural Gas Excess Return Index is greater than 1.3781 (its starting value), the maturity payment will equal the $10.00 principal amount per note plus a note return amount equal to the product of (i) $10.00 and (ii) the index percentage change and (iii) 200%, subject to a maximum total return on the notes of 72% (32% per annum on a simple interest basis) of the principal amount of the notes. If the ending value of the S&P GSCITM Natural Gas Excess Return Index is less than or equal to 1.3781 (its starting value) but greater than or equal to 1.2403 (90% of its starting value), the note return amount will be zero and the maturity payment will equal the $10.00 principal amount per note. If the ending value of the S&P GSCITM Natural Gas Excess Return Index is less than 1.2403 (representing a decrease of more than 10% from its starting value), the maturity payment will equal the $10.00 principal amount per note plus a note return amount equal to the product of (i) $10.00 and (ii) the sum of (a) the index percentage change (which will be negative) and (b) 10%. Thus, if the ending value of the S&P GSCITM Natural Gas Excess Return Index is less than 1.2403 (regardless of the value of the S&P GSCITM Natural Gas Excess Return Index at any other time during the term of the notes), the maturity payment will be less than your initial investment in the notes and your investment in the notes will result in a loss. All payments on the notes are subject to the credit risk of Citigroup Inc.

Because the maximum total return over the term of the notes is limited to 72% (32% per annum on a simple interest basis) of the principal amount of the notes, in no circumstance will the payment you receive at maturity be more than $17.20 per note.

The notes will mature on March 22, 2012 and do not provide for earlier redemption by you or by us. The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc., the payments on which are fully and unconditionally guaranteed by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and as a result of the guarantee any payments due under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment at maturity is not guaranteed.

Each note represents a principal amount of $10.00. You may transfer the notes only in units of $10.00 and integral multiples of $10.00. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the securities through the accounts those systems maintain with DTC. You should refer to the section “Description of the Notes — Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities — Book-Entry Procedures and Settlement” in the accompanying prospectus.

Will I Receive Interest on the Notes?

No. We will not make any periodic payments of interest on the notes.

What Will I Receive at Maturity of the Notes?

At maturity you will receive for each note an amount in cash equal to $10.00 plus a note return amount, which may be positive, zero or negative. Because the note return amount may be negative, the maturity payment could be less than the $10.00 principal amount per note and your investment could result in a loss.

How Will the Note Return Amount Be Calculated?

The calculation of the note return amount depends on whether the index percentage change is positive, zero or negative:

•	If the index percentage change is positive, the note return amount will be positive and will equal:

$10.00 × index percentage change × upside participation rate,

subject to the maximum total return on the notes.

The upside participation rate will equal 200%. Because the maximum total return on the notes is limited to 72% (32% per annum on a simple interest basis) of the principal amount of the notes, in no circumstance will the amount you receive at maturity exceed $17.20 per note.

•	If the index percentage change is from and including 0% to and including –10%, the note return amount will be zero.

•	If the index percentage change is less than –10%, the note return amount will be negative and will equal:

$10.00 × (index percentage change + 10%)

Thus, if the value of the S&P GSCITM Natural Gas Excess Return Index decreases by more than 10%, the index percentage change and the note return amount will be negative and the amount you receive at maturity will be less than $10.00 per note and could be as low as $1.00 per $10.00 note.

How is the Index Percentage Change Calculated?

The index percentage change will equal the following fraction:

ending value – starting value
starting value

The starting value equals 1.3781, the closing value of the S&P GSCITM Natural Gas Excess Return Index on the date of this pricing supplement (which we refer to as the pricing date).

The ending value will equal the closing value of the S&P GSCITM Natural Gas Excess Return Index on March 15, 2012 (which we refer to as the valuation date).

For more specific information about the note return amount, the index percentage change, the determination of an index business day and the effect of a market disruption event on the determination of the note return amount and the index percentage change, please see “Description of the Notes — Note Return Amount” in this pricing supplement.

Is There a Possibility of Loss of Principal?

Yes. If the ending value of the S&P GSCITM Natural Gas Excess Return Index is less than 1.2403 (90% of its starting value), at maturity you will receive less than the $10.00 principal amount per note. This will be true even if the closing value of the S&P GSCITM Natural Gas Excess Return Index exceeded its starting value at one or more times over the term of the notes. Even if the ending value of the S&P GSCITM Natural Gas Excess Return Index is greater than 1.3781 (its starting value), the total yield on the notes may be less than that which would be payable on a conventional fixed-rate, debt security of Citigroup Funding Inc. of comparable maturity. You should refer to “Risk Factors — The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity” in this pricing supplement.

Where Can I Find Examples of Hypothetical Maturity Payments?

For examples setting forth hypothetical maturity payments, see “Description of the Notes — What You Could Receive at Maturity — Hypothetical Examples” in this pricing supplement.

Who Publishes the S&P GSCITM Natural Gas Excess Return Index and What Does It Measure?

Unless otherwise stated, all information on the S&P GSCITM Natural Gas Excess Return Index provided in this pricing supplement is derived from Standard & Poor’s, Inc., which we refer to as S&P, or other publicly available sources.

The S&P GSCI™ Natural Gas Index Excess Return is a sub-index of the S&P GSCI™, a world production weighted index that is designed to reflect the relative significance of principal non-financial commodities (i.e., physical commodities) in the world economy, which is calculated, maintained and published daily by S&P. The S&P GSCI™ Natural Gas Index Excess Return is intended to provide investors with a publicly available benchmark for investment performance in the natural gas commodity markets. As presently constituted, the only contracts used to calculate the Index are the natural gas futures contracts traded on the New York Mercantile Exchange (“NYMEX”). For purposes of calculating the total dollar value traded, the Index also takes into account the trading volume of the Intercontinental Exchange (“ICE”) Henry Hub Natural Gas Cleared Swap. For more information on the Index, including its calculation methodology, see “The S&P GSCI™ Natural Gas Index Excess Return” in this pricing supplement.

Please note that an investment in the notes does not entitle you to any ownership or other interest in respect of the futures contracts or the commodities underlying the S&P GSCITM Natural Gas Excess Return Index.

How Has the S&P GSCITM Natural Gas Excess Return Index Performed Historically?

We have provided a table showing the high and low closing values of the S&P GSCITM Natural Gas Excess Return Index for each month in the period from January 2004 to December 2009 and a graph showing the closing values of the S&P GSCITM Natural Gas Excess Return Index on each index business day from January 2, 2004 to December 17, 2009. You can find the table and the graph in the section “Description of the S&P GSCITM Natural Gas Excess Return Index — Historical Data on the S&P GSCITM Natural Gas Excess Return Index” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the S&P

GSCITM Natural Gas Excess Return Index in recent years. However, past performance is not indicative of how the S&P GSCITM Natural Gas Excess Return Index will perform in the future. You should also refer to the section “Risk Factors — The Historical Performance of the Underlying Index Is Not an Indication of the Future Performance of the Underlying Index” in this pricing supplement.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

For U.S. federal income tax purposes, you and Citigroup Funding agree to treat a note as a cash-settled prepaid forward contract, subject to a floor, on the value of the S&P GSCITM Natural Gas Excess Return Index on the valuation date, pursuant to which forward contract, at maturity you will receive the cash value of the S&P GSCITM Natural Gas Excess Return Index subject to certain adjustments. In addition, you and Citigroup Funding agree to treat the amounts invested by you as a cash deposit that will be used to satisfy your obligation under the note. Under this treatment, at maturity or upon the sale or other taxable disposition of a note, you will generally have capital gain or loss equal to the difference between the cash you receive and your adjusted tax basis in the notes. Such gain or loss generally will be long-term capital gain or loss if you have held the note for more than one year at the time of disposition. Due to the absence of authority as to the proper characterization of the notes, no assurance can be given that the Internal Revenue Service will accept, or that a court will uphold, the agreed-to characterization and tax treatment described above, and alternative treatments of the notes could result in less favorable U.S. federal income tax consequences to you. In addition, the IRS and U.S. Treasury Department have requested public comments on a comprehensive set of tax policy issues (including timing and character) related to financial instruments similar to notes. Finally, legislation has been introduced for consideration in the United States Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which would include financial instruments similar to the notes) acquired after the date of the legislation’s enactment. You should refer to the section “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Any capital gain realized upon maturity, sale or other disposition of the notes by a holder that is not a U.S. person will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

Will the Notes Be Listed on a Securities Exchange?

No. The notes will not be listed on any securities exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding Inc.?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding Inc.’s Affiliates, Citigroup Global Markets Inc. and Citibank, N.A.?

Our affiliate, Citigroup Global Markets, is the agent for the offering and sale of the notes and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets and/or other of our broker-dealer affiliates intend to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the sections “Plan of Distribution; Conflicts of Interest” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue such activities once it has started them.

Our affiliate, Citibank, N.A., will act as calculation agent for the notes. Potential conflicts of interest may exist between Citibank, N.A. as calculation agent and you as a holder of the notes.

Can You Tell Me More About the Effect of Citigroup Funding Inc.’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the futures contracts included in the underlying index or in other instruments, such as options, swaps or futures, based upon the underlying index or the commodities included in the underlying index. This hedging activity on, or prior to, the pricing date could potentially affect the starting value of the underlying index and, therefore, could increase the value at which the underlying index must close on the valuation date before an investor receives a payment at maturity that exceeds the principal amount of the notes. Additionally, such hedging activities during the term of the notes, including on the valuation date, could adversely affect the ending value of the underlying index and, accordingly, the amount of cash an investor will receive at maturity. Furthermore, this hedging activity could also affect the value of the underlying index during the term of the notes and therefore the market value of the notes. The costs of maintaining or adjusting this hedging activity could also affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes — The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors — Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A) (i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated with My Investment?

Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities in that the maturity payment will be based on the percentage change in the value of the S&P GSCITM Natural Gas Excess Return Index from the pricing date to the valuation date, an investment in the notes entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the value of the S&P GSCITM Natural Gas Excess Return Index and other events that are difficult to predict and beyond our control.

The Notes Are Not Principal-Protected. You Will Receive Less than Your Initial Investment at Maturity if the Value of the Underlying Index Declines By More than 10% From the Pricing Date to the Valuation Date

The amount payable at maturity will depend on the percentage change in the value of the S&P GSCITM Natural Gas Excess Return Index from the pricing date to the valuation date. If the value of the S&P GSCITM Natural Gas Excess Return Index on the valuation date has declined more than 10% from its value on the pricing date, the amount you receive for each note will be less than the $10.00 you paid for each note and could be as low as $1.00 per $10.00 note. This will be true even if the closing value of the S&P GSCITM Natural Gas Excess Return Index exceeds its starting value at one or more times during the term of the notes.

You Will Not Receive Any Periodic Payments on the Notes

You will not receive any periodic payments of interest or any other periodic payments on the notes.

The Appreciation of Your Investment in the Notes Will Be Limited

Because the maximum return on the notes is limited to 72% (32% per annum on a simple interest basis) of the principal amount of the notes, the notes may provide less opportunity for appreciation than an investment in an instrument directly linked to the S&P GSCITM Natural Gas Excess Return Index. If the ending value of the S&P GSCITM Natural Gas Excess Return Index exceeds its starting value by more than 72%, the appreciation on an investment in the notes will be less than the appreciation on an investment in the underlying futures contracts included in the S&P GSCITM Natural Gas Excess Return Index or an investment in an instrument that is directly linked to the S&P GSCITM Natural Gas Excess Return Index but is not subject to the maximum index return.

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The notes do not pay any interest. As a result, if the ending value of the S&P GSCITM Natural Gas Excess Return Index is less than 1.4112 (an increase of 2.41% from its starting value), taking into account the upside participation rate, the yield on the notes will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

The Notes are Subject to the Credit Risk of Citigroup Inc., the Guarantor of Any Payments Due on the Notes, and Any Actual or Anticipated Changes to its Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes

Investors are dependent on Citigroup Inc.’s ability to pay all amounts due on the notes at maturity and therefore investors are subject to the credit risk of Citigroup Inc. and to changes in the market’s view of

Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the market value of the notes.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of your notes in the secondary market will be affected by the supply of, and demand for, the notes, the value of the underlying index and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

Value of the Underlying Index.    We expect that the market value of the notes will depend substantially on the amount, if any, by which the value of the underlying index changes from its starting value. However, changes in the value of the underlying index may not always be reflected in full or in part, in the market value of the notes. If you choose to sell your notes when the value of the underlying index exceeds its starting value, you may receive substantially less than the amount that would be payable at maturity because of expectations that the value of the underlying index will continue to fluctuate from that time to the valuation date. If you choose to sell your notes when the value of the underlying index is below its starting value, you will likely receive less than the amount you originally invested.

Trading prices of the futures contracts included in the underlying index will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the commodities trading markets on which such futures contracts are traded, and by various circumstances that can influence the values of such futures contracts in a specific market segment of a particular commodity. Citigroup Funding’s hedging activities in the futures contracts included in the underlying index, the issuance of securities similar to the notes and other trading activities by Citigroup Funding, its affiliates and other market participants can also affect the price of the futures contracts included in the underlying index.

Volatility of the Underlying Index.    Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the value of the underlying index changes during the term of the notes, the market value of the notes may decrease.

Suspension or Disruption of Futures Trading May Adversely Affect the Value of the Notes.     The futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the cessation of trading in futures contracts, the participation of speculators and government and futures exchange regulation and intervention, any of which could reduce the value of the notes. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuations in futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuations” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once a limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These distortions or disruptions may affect one or more components of the underlying index or the value of the underlying index itself.

Interest Rates.    We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase.

Time Premium or Discount.    As a result of a “time premium” or “discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of the underlying index the longer the time remaining to maturity. A “time premium” or “discount” results from expectations concerning the value of the underlying index during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, increasing or decreasing the market value of the notes.

Hedging Activities.    Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more of the futures contracts included in the underlying index or in other instruments, such as options, swaps or futures, based upon the underlying index or the futures contracts included in the underlying index, or by taking positions in any other available securities or instruments that we may wish to use in connection with such hedging. This hedging activity on, or prior to, the pricing date could potentially affect the starting value of the underlying index and, therefore, could increase the value at which the underlying asset must close on the valuation date before an investor receives a payment at maturity that exceeds the principal amount of the notes. Additionally, such hedging activities during the term of the notes, including on the valuation date, could adversely affect the ending value of the underlying index and, accordingly, the amount of cash an investor will receive at maturity. Furthermore, this hedging activity could affect the value of the underlying index and therefore the market value of the notes. It is possible that our affiliates or we may profit from our hedging activity, even if the market value of the notes declines. Profits or loss from this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.

Fees and Projected Hedging Profits.    The price, if any, at which Citigroup Global Markets is willing to purchase the notes in secondary market transactions will likely be lower than the public offering price since the public offering price of the notes will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. In addition, any secondary market prices may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.

Credit Ratings, Financial Condition and Results of Citigroup Funding and Citigroup Inc.    Actual or anticipated changes in the financial condition or results of Citigroup Funding or the credit ratings, financial condition, or results of Citigroup Inc. may affect the market value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of any payments due on the notes.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the notes attributable to another factor.

The Historical Performance of the Underlying Index Is Not an Indication of the Future Performance of the Underlying Index

The historical performance of the underlying index, which is included in this pricing supplement, should not be taken as an indication of the future performance of the underlying index during the term of the notes. Changes in the value of the underlying index will affect the trading price of the notes, but it is impossible to predict whether the value of the underlying index will fall or rise.

Higher Future Prices of the Futures Contracts Included in the Underlying Index Relative to Their Current Prices May Decrease Your Return on the Notes

Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the futures contracts included in the underlying index approach expiration, they are replaced by futures contracts that have a later expiration. Thus, for example, a futures contract purchased and held in November may specify an end-of-the month November expiration. As time passes, the contract expiring in November is replaced by a contract for delivery in December. This process is referred to as “rolling.” If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the November contract would take place at a price that is higher than the price of the December contract, thereby creating a positive “roll yield,” without necessarily being indicative of the performance of the contracts. While many of the contracts included in the underlying index have historically exhibited consistent periods of backwardation, some of the contracts recently have not exhibited backwardation and backwardation will most likely not exist at all times in the future. The presence of contango in the commodity markets (i.e, where the prices for the relevant futures contracts are higher in the distant delivery months than in nearby delivery months) could result in negative “roll yields,” which could adversely affect the value of the underlying index and thus the value of the Notes. The natural gas curve is currently in contango, so if the shape of this curve stays the same throughout the life of the trade and spot prices do not increase enough in order to offset the negative roll yield, the value of the underlying index and the notes may be adversely affected.

The Underlying Index May Be More Volatile Than a Broader Commodities Index

The underlying index may be more volatile and susceptible to price fluctuations than a broader commodities index, such as the S&P GSCI™. In contrast to the S&P GSCI™, which includes contracts on natural gas and other energy commodities, the underlying index is comprised of contracts on only natural gas. In addition, because the underlying index omits principal market sectors comprising the S&P GSCI™, it will be less representative of the economy and commodity markets as a whole and will therefore not serve as a reliable benchmark for commodity market performance generally. As a result, price volatility in the contracts included in the underlying index will likely have a greater impact on the underlying index than it would on the broader S&P GSCI™.

The Prices of Energy Commodities Are Highly Volatile and Affected by Many Complex Factors

Prices for energy commodities, which includes natural gas, are affected by governmental programs and policies, national and international political and economic events, changes in interest and exchange rates, trading activities in commodities and related contracts, trade, fiscal, monetary and exchange control policies and with respect to natural gas specifically, drought, floods, weather, government intervention, environmental policies, embargoes and tariffs. Demand for energy products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of energy commodities. Sudden disruptions in the supplies of energy commodities, such as those caused by war, natural events, accidents or acts of terrorism, may cause prices of energy commodities futures contracts to become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing energy commodities, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. This may in turn result in volatile changes in the value of the S&P GSCITM Natural Gas Excess Return Index and thus reduce the amount you receive at maturity of the notes.

Commodity Futures Contracts Are Subject to Uncertain Legal and Regulatory Regimes

The commodity futures contracts that underlie the S&P GSCITM Natural Gas Excess Return Index are subject to extensive statutes, regulations, and margin requirements. The Commodity Futures Trading Commission (“CFTC”) and the exchanges on which such futures contracts trade, are authorized to take extraordinary actions in the event of a market emergency, including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily limits and the suspension of trading. The regulation of commodity transactions in the U.S. is subject to ongoing modification by government and judicial action. For example, the United States House of Representatives and the United States Senate have considered legislation that may, if enacted, among other things, require the CFTC to adopt rules that would subject Citigroup Funding or its affiliates to position limits in certain commodity futures contracts. The effects of any future regulatory change on the value of the notes is impossible to predict, but could be substantial and adverse to your interests as a holder of the notes.

The Notes Will Not Be Regulated by the Commodity Futures Trading Commission

Unlike an investment in the notes, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the CFTC as a commodity pool operator. Because the notes are not interests in a commodity pool, they will not be regulated by the CFTC as a commodity pool, we will not be registered with the CFTC as a commodity pool operator, and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in futures contracts or who invest in regulated commodity pools.

The Notes Are Linked to an Excess Return Commodity Index and not a Total Return Commodity Index

The notes are linked to an excess return commodity index and not a total return commodity index. An excess return index reflects the returns that are potentially available through an unleveraged investment in the futures contracts composing such index. By contrast, a “total return” index, in addition to reflecting those returns, also reflects interest that could be earned on funds committed to the trading of the underlying futures contracts. Thus, the return on the notes, if any, will not reflect a total return on the index, which would include interest on cash collateral.

You May Not Be Able To Sell Your Notes If an Active Trading Market for the Notes Does Not Develop

The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Citigroup Global Markets currently intends, but is not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Citigroup Global Markets is willing to transact. If at any time Citigroup Global Markets were not to make a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

The Market Value of the Notes May Be Affected by Purchases and Sales of the Futures Contracts Included in the Underlying Index or Related Derivative Instruments by Affiliates of Citigroup Funding Inc.

Citigroup Funding Inc.’s affiliates, including Citigroup Global Markets, may from time to time buy or sell the futures contracts included in the underlying index or derivative instruments relating to such futures contracts or the underlying index for their own accounts in connection with their normal business practices. These transactions could affect the value of the futures contracts included in the underlying index and thus, the value of the underlying index and the market value of the notes.

Citibank, N.A., an Affiliate of Citigroup Funding Inc., Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citibank, N.A., which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citibank, N.A.’s duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours. As calculation agent, Citibank, N.A. will determine the starting value, the ending value and the index percentage change, as applicable, and will calculate the amount of cash you will receive at maturity.

Additionally, determinations made by Citibank, N.A., in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the calculation of any value of the underlying index in the event of the unavailability, modification or discontinuance of the underlying index, may adversely affect the payment to you at maturity.

Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the futures contracts included in the underlying index or in other instruments, such as options, swaps or futures, based upon the underlying index or the commodities included in the underlying index. This hedging activity may present a conflict between your interest in the notes and the interests our affiliates and we have in executing, maintaining and adjusting our hedge transactions because it could affect the value of the underlying index and therefore the market value of the notes. It could also be adverse to your interest if it affects the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Since hedging our obligation under the notes involves risk and may be influenced by a number of factors, it is possible that our affiliates or we may profit from our hedging activity, even if the market value of the notes declines.

You Will Have No Rights Against the Publishers of the Underlying Index or With Respect to Any Futures Contracts or Commodities Included in the Underlying Index

You will have no rights against the publishers of the underlying index, even though the amount you receive at maturity will depend upon the ending value of the underlying index, which depends, in part, on the weighted values of the underlying index. By investing in the notes, you will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to, the futures contracts or commodities included in the underlying index. The index publishers are not in any way involved in this offering and have no obligations relating to the notes or the holders of the notes. The notes are debt securities issued by Citigroup Funding, not an interest in the futures contracts or commodities included in the underlying index.

The United States Federal Income Tax Consequences of the Notes Are Uncertain

No statutory, judicial or administrative authority directly addresses the characterization of the notes or instruments similar to the notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. No ruling is being requested from the Internal Revenue Service with respect to the notes and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain United States Federal Income Tax Considerations” in this pricing supplement. It is also possible that future U.S. legislation, regulations or other IRS guidance would require you to accrue income on the notes on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the notes in another manner that significantly differs from the agreed-to treatment discussed under “Certain United States Federal Income Tax Considerations” in this pricing supplement, and that any such guidance could have retroactive effect.

DESCRIPTION OF THE NOTES

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus before making your decision to invest in the Notes. The description in this pricing supplement of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

You may access the prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for February 18, 2009 on the SEC Web site):

•	Prospectus Supplement filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm

•	Prospectus filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm

General

The Buffer Notes Based Upon the S&P GSCITM Natural Gas Excess Return Index due March 22, 2012 (the “Notes”) are commodity index-linked investments that offer a potential return at maturity based on an enhanced upside participation in any increase in the value of the S&P GSCITM Natural Gas Excess Return Index during the term of the Notes, subject to a maximum total return, while also providing protection against a decline of 10% or less in the value of the S&P GSCITM Natural Gas Excess Return Index and a limited buffer against a decline of more than 10% in the value of the S&P GSCITM Natural Gas Excess Return Index. The Notes are not principal protected and do not pay periodic interest.

The return on the Notes, if any, is based upon the return of the S&P GSCITM Natural Gas Excess Return Index (which we also refer to as the “Underlying Index”).

At maturity you will receive for each Note you hold a maturity payment, which may be greater than, equal to, or less than your initial investment in the Notes, based on the percentage change in the value of the S&P GSCITM Natural Gas Excess Return Index from the Pricing Date to the Valuation Date. We refer to the percentage change in the closing value of the S&P GSCITM Natural Gas Excess Return Index from the Pricing Date to the Valuation Date as the Index Percentage Change. If the Ending Value of the S&P GSCITM Natural Gas Excess Return Index is greater than 1.3781 (its starting value), the maturity payment will equal the $10.00 principal amount per Note plus a Note Return Amount equal to the product of (i) $10.00 and (ii) the Index Percentage Change and (iii) 200%, subject to a maximum total return on the Notes of 72% (32% per annum on a simple interest basis) of the principal amount of the Notes. If the Ending Value of the S&P GSCITM Natural Gas Excess Return Index is less than or equal to 1.3781 (100% of its starting value) but greater than or equal to 1.2403 (90% of its starting value), the Note Return Amount will be zero and the maturity payment will equal the $10.00 principal amount per Note. If the Ending Value of the S&P GSCITM Natural Gas Excess Return Index is less than 1.2403 (representing a decrease of more than 10% from its Starting Value), the maturity payment will equal the $10.00 principal amount per Note plus a Note Return Amount equal to the product of (i) $10.00 and (ii) the sum of (a) the Index Percentage Change (which will be negative) and (b) 10%. Thus, if the Ending Value of the S&P GSCITM Natural Gas Excess Return Index is less than 1.2403 (regardless of the value of the S&P GSCITM Natural Gas Excess Return Index at any other time during the term of the Notes), the maturity payment will be less than your initial investment in the Notes and your investment in the Notes will result in a loss. All payments on the Notes are subject to the credit risk of Citigroup Inc.

Because the maximum total return over the term of the Notes is limited to 72% (32% per annum on a simple interest basis) of the principal amount of the Notes, in no circumstance will the payment you receive at maturity be more than $17.20 per Note.

The Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, any payments on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Notes issued will be $3,050,000 (305,000 Notes). The Notes will mature on March 22, 2012. The Notes will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. The guarantee of payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. All payments on the notes are subject to the credit risk of Citigroup Inc. The Notes will be issued only in fully registered form and in denominations of $10.00 per Note and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

We will not make any periodic payments of interest on the Notes.

Payment at Maturity

The Notes will mature on March 22, 2012. At maturity you will receive for each Note an amount in cash equal to $10.00 plus a Note Return Amount, which may be positive, zero or negative. Because the Note Return Amount may be negative, the maturity payment could be less than the $10.00 principal amount per Note, in which case, your investment will result in a loss.

Note Return Amount

The Note Return Amount will be based on the Index Percentage Change of the S&P GSCITM Natural Gas Excess Return Index. The Index Percentage Change will equal the following fraction:

Ending Value – Starting Value

Starting Value

The Starting Value equals the closing value of the S&P GSCITM Natural Gas Excess Return Index on the Pricing Date, which was 1.3781.

The Pricing Date is December 17, 2009, the date of this pricing supplement and the date on which the Notes were priced for initial sale to the public.

The Ending Value will equal the closing value of S&P GSCITM Natural Gas Excess Return Index on the Valuation Date.

The Valuation Date will be March 15, 2012, the fifth Index Business Day before the Maturity Date.

The calculation of the Note Return Amount will depend on whether the Index Percentage Change is positive, zero or negative:

•	If the Index Percentage Change is positive, the Note Return Amount will be positive and will equal:

$10.00 × Index Percentage Change × Upside Participation Rate,

subject to the maximum total return on the Notes.

The Upside Participation Rate will equal 200%. Because the maximum total return on the Notes is limited to 72% (32% per annum on a simple interest basis) of the principal amount of the Notes, in no circumstance will the amount you receive at maturity exceed $17.20 per Note.

•	If the Index Percentage Change is from and including 0% to and including –10%, the Note Return Amount will be zero.

•	If the Index Percentage Change is less than –10%, the Note Return Amount will be negative and will equal:

$10.00 × (Index Percentage Change + 10%)

Thus, if the value of the S&P GSCITM Natural Gas Excess Return Index decreases by more than 10%, the Index Percentage Change and the Note Return Amount will be negative and the amount you receive at maturity will be less than $10.00 per Note and could be as low as $1.00 per $10.00 Note.

If the Ending Value of the Underlying Index is not available on the Valuation Date because of a Market Disruption Event or otherwise, the value of the Underlying Index for that Index Business Day, unless deferred by the Calculation Agent as described below, will be the arithmetic mean, as determined by the Calculation Agent, of the value of the Underlying Index obtained from as many dealers in commodity futures (which may include Citigroup Global Markets or any of our other affiliates), but not exceeding three such dealers, as will make such value available to the Calculation Agent. The determination of the value of the Underlying Index by the Calculation Agent in the event of a Market Disruption Event may be deferred by the Calculation Agent for up to five consecutive Index Business Days on which a Market Disruption Event is occurring, but not past the Index Business Day immediately prior to the Maturity Date.

An “Index Business Day” means a day, as determined by the Calculation Agent, on which the Underlying Index or any successor index is calculated and published and on which futures contracts comprising more than 80% of the value of the index on such day are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the closing value of the index. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

A “Market Disruption Event” means, as determined by the Calculation Agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (i) futures contracts which then comprise 20% or more of the value of the Underlying Index or any successor index, (ii) any options or futures contracts, or any options on such futures contracts relating to the Underlying Index or any successor index, or (iii) any options or futures contracts relating to futures contracts which then comprise 20% or more of the value of the Underlying Index or any successor index on any exchange or market if, in each case, in the determination of the Calculation Agent, any such suspension, limitation or unavailability is material. For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a futures contract included in the Underlying Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that futures contract to the value of the Underlying Index will be based on a comparison of the portion of the value of the Underlying Index attributable to that futures contract relative to the overall value of the Underlying Index, in each case immediately before that suspension or limitation.

What You Could Receive at Maturity — Hypothetical Examples

The examples below show hypothetical maturity payments on the Notes for a range of Ending Values of the S&P GSCITM Natural Gas Excess Return Index. The examples of hypothetical maturity payments set forth below are intended to illustrate the effect of different closing values of the S&P GSCITM Natural Gas Excess Return Index on the amount you will receive in respect of the Notes at maturity. All of the hypothetical examples are based on the following assumptions:

•	Issue Price: $10.00 per Note

•	Starting Value: 1

•	Upside Participation Rate: 200%

•	Buffer Value: 10%

•	Maturity: 2.25 years

•	Maximum Total Return: 71.50% (31.78% per annum on a simple interest basis)

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The value of the actual amount you receive at maturity will depend on the actual Note Return Amount, which, in turn, will depend on the actual Starting Value, Ending Value, Upside Participation Rate, and Maximum Total Return.

TABLE OF HYPOTHETICAL PAYMENTS AT MATURITY(1)

Hypothetical Ending Value of the S&P GSCITM Natural Gas Excess Return Index	Hypothetical S&P GSCITM Natural Gas Excess Return Index Percentage Change	Hypothetical Return on Notes(2)	Hypothetical Per Annum Return on Notes(3)	Hypothetical Note Return Amount	Hypothetical Maturity Payment per Note
0.0000	-100.00%	-90.00%	-40.00%	-$9.00	$ 1.00
0.5000	-50.00%	-40.00%	-17.78%	-$4.00	$ 6.00
0.6000	-40.00%	-30.00%	-13.33%	-$3.00	$ 7.00
0.7000	-30.00%	-20.00%	-8.89%	-$2.00	$ 8.00
0.8000	-20.00%	-10.00%	-4.44%	-$1.00	$ 9.00
0.8250	-17.50%	-7.50%	-3.33%	-$0.75	$ 9.25
0.8500	-15.00%	-5.00%	-2.22%	-$0.50	$ 9.50
0.8750	-12.50%	-2.50%	-1.11%	-$0.25	$ 9.75
0.9000	-10.00%	0.00%	0.00%	$0.00	$10.00
0.9250	-7.50%	0.00%	0.00%	$0.00	$10.00
0.9500	-5.00%	0.00%	0.00%	$0.00	$10.00
0.9750	-2.50%	0.00%	0.00%	$0.00	$10.00
1.0000	0.00%	0.00%	0.00%	$0.00	$10.00
1.0250	2.50%	5.00%	2.22%	$0.50	$10.50
1.0500	5.00%	10.00%	4.44%	$1.00	$11.00
1.0750	7.50%	15.00%	6.67%	$1.50	$11.50
1.1000	10.00%	20.00%	8.89%	$2.00	$12.00
1.1250	12.50%	25.00%	11.11%	$2.50	$12.50
1.1500	15.00%	30.00%	13.33%	$3.00	$13.00
1.1750	17.50%	35.00%	15.56%	$3.50	$13.50
1.2000	20.00%	40.00%	17.78%	$4.00	$14.00
1.3000	30.00%	60.00%	26.67%	$6.00	$16.00
1.4000	40.00%	67.50%	31.78%	$7.15	$17.15
1.5000	50.00%	67.50%	31.78%	$7.15	$17.15
2.0000	100.00%	67.50%	31.78%	$7.15	$17.15

(1)	If the Notes are purchased or sold in the secondary market, the hypothetical returns of the table will not apply.
(2)	The percentage return for the entire term of the Notes limited to the hypothetical 71.50% maximum total return.
(3)	Calculated on a simple interest basis.

Discontinuance of the S&P GSCITM Natural Gas Excess Return Index

If Standard and Poor’s discontinues publication of the S&P GSCITM Natural Gas Excess Return Index or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the S&P GSCITM Natural Gas Excess Return Index, then the value of the relevant index will be determined by reference to the value of that index, which we refer to as a “successor index.”

Upon any selection by the Calculation Agent of a successor index, the Calculation Agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the successor index to the registered holders of the Notes.

If Standard and Poor’s discontinues publication of the S&P GSCI TM Natural Gas Excess Return Index and a successor index is not selected by the Calculation Agent or is no longer published on any date of determination of the value of the S&P GSCITM Natural Gas Excess Return Index, the value to be substituted for the S&P GSCITM Natural Gas Excess Return Index for that date will be a value computed by the Calculation Agent for that date in accordance with the procedures last used to calculate the relevant index prior to any such discontinuance.

If Standard and Poor’s discontinues publication of the S&P GSCITM Natural Gas Excess Return Index prior to the determination of the Note Return Amount and the Calculation Agent determines that no successor index is available at that time, then on each Index Business Day until the earlier to occur of (i) the determination of the Note Return Amount and (ii) a determination by the Calculation Agent that a successor index is available, the Calculation Agent will determine the value that is to be used in computing the value of the S&P GSCITM Natural Gas Excess Return Index or the relevant index as described in the preceding paragraph.

If a successor index is selected or the Calculation Agent calculates a value as a substitute for the relevant index as described above, the successor index or value will be substituted for the relevant index for all purposes, including for purposes of determining whether an Index Business Day or Market Disruption Event occurs.

Notwithstanding these alternative arrangements, discontinuance of the publication of the S&P GSCITM Natural Gas Excess Return Index may adversely affect the market value of the Notes. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on us, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating the Underlying Index or a successor index is changed in any material respect, or if the Underlying Index or a successor index is in any other way modified so that the value of the Underlying Index or the successor index does not, in the opinion of the Calculation Agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a value of an index comparable to the Underlying Index or the successor index as if the changes or modifications had not been made, and calculate the value of the index with reference to the Underlying Index or the successor index. Accordingly, if the method of calculating the Underlying Index or the successor index is modified so that the value of the Underlying Index or the successor index is a fraction or a multiple of what it would have been if it had not been modified, then the Calculation Agent will adjust that index in order to arrive at a value of the index as if it had not been modified.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities — Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Notes shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the Calculation Agent and will equal, for each Note, the maturity payment, calculated as though the maturity of the Notes were the date of early repayment. See “— Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner of the Notes will be capped at the maturity payment, calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 2.0% per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York Mellon, as successor trustee under an indenture dated June 1, 2005, will serve as trustee for the Notes.

The CUSIP number for the Notes is 17314V791.

Calculation Agent

The Calculation Agent for the Notes will be Citibank, N.A.. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Because the Calculation Agent is an affiliate of Citigroup Funding and a subsidiary of Citigroup Inc., potential conflicts of interest may exist between the Calculation Agent and the holders of the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining amounts due to holders of the Notes. Citibank, N.A. is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE S&P GSCITM NATURAL GAS EXCESS RETURN INDEX

General

We have derived all information regarding the S&P GSCI™ Natural Gas Excess Return Index (which, in this section, we also refer to as the “Index”) and S&P GSCI ™ contained in this pricing supplement, including, without limitation, their make-up, method of calculation, and changes in their components, from publicly available information, and we have not participated in the preparation of, or verified, such publicly available information. Such information reflects the policies of, and is subject to change by, Standard & Poor’s, a division of The McGraw-Hill Companies (“S&P”). The Index is calculated, maintained and published by S&P. The value of the S&P GSCI™ Natural Gas Excess Return Index is published each trading day under the Bloomberg ticker symbol “SPGSNGP”.

The Index is intended to provide investors with a publicly available benchmark for investment performance in the natural gas commodity markets and is a sub-index of the S&P GSCI™, a composite index of commodity sector returns. S&P acquired the rights to the S&P GSCI™ from Goldman, Sachs & Co. in February 2007. Goldman, Sachs & Co. established and began calculating the S&P GSCI™ in May 1991. The former name of the S&P GSCI™ was the Goldman Sachs Commodity Index, or GSCI®.

The S&P GSCI™ is an index on a world production-weighted basket of principal non-financial commodities (i.e., physical commodities) that satisfy specified criteria. The S&P GSCI™ is designed to be a measure of the performance over time of the markets for these commodities. The only commodities represented in the S&P GSCI™ are those physical commodities on which active and liquid contracts are traded on trading facilities in major industrialized countries. The commodities included in the S&P GSCI™ are weighted, on a production basis, to reflect the relative significance (in the view of S&P, in consultation with its Index Advisory Panel, as described below) of such commodities to the world economy. The fluctuations in the value of the S&P GSCI™ are intended generally to correlate with changes in the prices of such physical commodities in global markets. The S&P GSCI™ has been normalized such that its hypothetical level on January 2, 1970 was 100. Futures contracts on the S&P GSCI™, and options on such futures contracts, are currently listed for trading on the Chicago Mercantile Exchange.

The Index reflects the excess return that is potentially available through an unleveraged investment in the natural gas futures contracts included in the S&P GSCI™. Since the S&P GSCI™ is the parent index of the Index, the methodology for the S&P GSCI™ relates as well to the methodology of the Index.

The Index provides investors with a publicly available benchmark for investment performance in the natural gas commodity markets. As presently constituted, the only contracts used to calculate the Index are the natural gas futures contracts (the “Index Component”) traded on the New York Mercantile Exchange. For purposes of calculating the total dollar value traded, the Index also takes into account the trading volume of the ICE Henry Hub Natural Gas Cleared Swap. The natural gas futures contracts included in the Index change on a monthly basis because the futures contracts included in the Index at any given time are currently required to be the natural gas futures contracts traded on the NYMEX with the closest expiration date (the “front-month contract”). The front month contract expires each month two business days prior to the last business day of such month. The Index incorporates a methodology for rolling the current futures contract into the futures contract with the next closest expiration date (the “next-month contract”) each month. Assuming that markets are not disrupted or the limitations that regulate the amount of fluctuation in options futures contract prices that may occur during a trading day have not been reached, the Index gradually reduces the weighting of the front-month contract and increases the weighting of the next-month contract over a five business day period commencing on the fifth business day of the month, so that on the first day of the roll-over the front-month contract represents 80% and the next month contract represents 20% of the Index, and on the fifth day of the roll-over period (i.e., the ninth business day of the month) the next-month contract represents 100% of the Index.

The value of the Index on any given day reflects:

•	the price levels of the contracts included in the Index (which represents the value of the Index), and

•	the “contract daily return,” which is the percentage change in the total dollar weight of the Index from the previous day to the current day.

Set forth below is a summary of the composition of and the methodology used to calculate the S&P GSCI™ and the Index. The methodology for determining the composition and weighting of the Index and the S&P GSCI™ and for calculating their values is subject to modification in a manner consistent with the purposes of the Index and the S&P GSCI™, as described below. S&P makes the official calculations of the S&P GSCI™ and the Index.

The Index Committee and the Index Advisory Panel

S&P has established an Index Committee to oversee the daily management and operations of the S&P GSCI™, and is responsible for all analytical methods and calculation of the indices. The Committee is comprised of three full-time professional members of S&P’s staff and two members of Goldman Sachs Group, Inc. At each meeting, the Committee reviews any issues that may affect index constituents, statistics comparing the composition of the indices to the market, commodities that are being considered as candidates for an addition to an index, and any significant market events. In addition, the Index Committee may revise index policy covering rules for selecting commodities or other matters. S&P considers information about changes to its indices and related matters to be potentially market- moving and material. Therefore, all Index Committee discussions are confidential.

S&P has established an Index Advisory Panel (the “Advisory Panel”) to assist it in connection with the operation of the S&P GSCI™. The Advisory Panel meets on an annual basis and at other times at the request of the Index Committee. The principal purpose of the Advisory Panel is to advise the Index Committee and S&P with respect to, among other things, the calculation of the S&P GSCI™, the effectiveness of the S&P GSCI™ as a measure of commodity futures market performance and the need for changes in the composition or in the methodology of the S&P GSCI™. The Advisory Panel acts solely in an advisory and consultative capacity; all decisions with respect to the composition, calculation and operation of the S&P GSCI™ are made by the Index Committee and S&P.

Composition of the S&P GSCI™

In order to be included in the S&P GSCI™, a contract must satisfy the following general eligibility criteria:

•	The contract must be in respect of a physical commodity and not a financial commodity.

•	In addition, the contract must:

•	have a specified expiration or term or provide in some other manner for delivery or settlement at a specified time, or within a specified period, in the future; and

•	at any given point in time, be available for trading at least five months prior to its expiration or such other date or time period specified for delivery or settlement.

Beginning in January 2007, the trading facility (as defined below) on which the contract trades must allow market participants to execute spread transactions, through a single order entry, between the pairs of contract expirations (defined below) included in the S&P GSCI™ that, at any given point in time, will be involved in the rolls to be effected in the next three roll periods (defined below).

The commodity must be the subject of a contract that:

•	is denominated in U.S. dollars; and

•

is traded on or through an exchange, facility or other platform (referred to as a “trading facility”) that has its principal place of business or operations in a country that is a member of the Organization for

Economic Cooperation and Development during the relevant annual calculation period or interim calculation period and that:

•

makes price quotations generally available to its members or participants (and to S&P) in a manner and with a frequency that is sufficient to provide reasonably reliable indications of the level of the relevant market at any given point in time;

•	makes reliable trading volume information available to S&P with at least the frequency required by S&P to make the monthly determinations;

•	accepts bids and offers from multiple participants or price providers; and

•	is accessible by a sufficiently broad range of participants

With respect to inclusion on each sub-index of the S&P GSCI™, a contract must be in respect to the physical commodity that is described by that specific index.

The price of the relevant contract that is used as a reference or benchmark by market participants (referred to as the “daily contract reference price”) generally must have been available on a continuous basis for at least two years prior to the proposed date of inclusion in the S&P GSCI™. In appropriate circumstances, however, S&P, in consultation with the Advisory Panel, may determine that a shorter time period is sufficient or that historical daily contract reference prices for such contract may be derived from daily contract reference prices for a similar or related contract. The daily contract reference price may be (but is not required to be) the settlement price or other similar price published by the relevant trading facility for purposes of margining transactions or for other purposes.

At and after the time a contract is included in the S&P GSCI™, the daily contract reference price for such contract must be published between 10:00 a.m. and 4:00 p.m., New York City time, on each business day relating to such contract by the trading facility on or through which it is traded and must generally be available to all members of, or participants in, such facility (and to S&P) on the same day from the trading facility or through a recognized third-party data vendor. Such publication must include, at all times, daily contract reference prices for at least one expiration or settlement date that is five months or more from the date the determination is made, as well as for all expiration or settlement dates during such five-month period.

For a contract to be eligible for inclusion in the S&P GSCI™, volume data with respect to such contract must be available for at least the three months immediately preceding the date on which the determination is made. The following eligibility criteria apply:

•

A contract that is not included in the S&P GSCI™ at the time of determination and that is based on a commodity that is not represented in the S&P GSCI™ at such time must, in order to be added to the S&P GSCI™ at such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least U.S. $15 billion. The total dollar value traded equals (i) the dollar value of the total quantity of the commodity underlying transactions in the relevant contract over the period for which the calculation is made, multiplied by (ii) the average of the daily contract reference prices on the last day of each month during such period.

•

A contract that is already included in the S&P GSCI™ at the time of determination and that is the only contract on the relevant commodity included in the S&P GSCI™ must, in order to continue to be included in the S&P GSCI™ after such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least U.S. $5 billion and at least U.S. $10 billion during at least one of the three most recent annual periods used in making the determination.

•

A contract that is not included in the S&P GSCI™ at the time of determination and that is based on a commodity on which there are one or more contracts already included in the S&P GSCI™ at such time must, in order to be added to the S&P GSCI™ at such time, have a total dollar value traded, over the relevant period, as the case may be and annualized of at least U.S. $30 billion.

•

A contract that is already included in the S&P GSCI™ at the time of determination and that is based on a commodity on which there are one or more contracts already included in the S&P GSCI™ at such time must, in order to continue to be included in the S&P GSCI™ after such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least U.S. $10 billion and at least U.S. $20 billion during at least one of the three most recent annual periods used in making the determination.

In addition:

•

A contract that is already included in the S&P GSCI™ at the time of determination must, in order to continue to be included after such time, have a reference percentage dollar weight of at least 0.10%. The reference percentage dollar weight is determined by dividing the reference dollar weight of such contract by the sum of the reference dollar weights of all designated contracts. The reference dollar weight of a contract is determined by multiplying the CPW (defined below) of a contract by the average of its daily contract reference prices on the last day of each month during the relevant period. These reference percentage dollar weight amounts are summed for all contracts included in the S&P GSCI™ and each contract’s percentage of the total is then determined.

•	A contract that is not included in the S&P GSCI™ at the time of determination must, in order to be added to the S&P GSCI™ at such time, have a reference percentage dollar weight of at least 1.0%.

•

In the event that two or more contracts on the same commodity satisfy the eligibility criteria, such contracts will be included in the S&P GSCI™ in the order of their respective total quantity traded during the relevant period (determined as the total quantity of the commodity underlying transactions in the relevant contract), with the contract having the highest total quantity traded being included first, provided that no further contracts will be included if such inclusion would result in the portion of the S&P GSCI™ attributable to such commodity exceeding a particular level.

•

If additional contracts could be included with respect to several commodities at the same time, that procedure is first applied with respect to the commodity that has the smallest portion of the S&P GSCI™ attributable to it PS-10 at the time of determination. Subject to the other eligibility criteria relating to the composition of the S&P GSCI™ the contract with the highest total quantity traded on such commodity will be included. Before any additional contracts on the same commodity or on any other commodity are included, the portion of the S&P GSCI™ attributable to all commodities is recalculated. The selection procedure described above is then repeated with respect to the contracts on the commodity that then has the smallest portion of the S&P GSCI™ attributable to it.

The contracts currently included in the S&P GSCI™ are all futures contracts traded on the NYMEX, the ICE Futures, the Chicago Mercantile Exchange (“CME”), the CBOT, the Coffee, Sugar & Cocoa Exchange, Inc. (“CSC”), the New York Cotton Exchange (“NYC”), the Kansas City Board of Trade (“KBT”), the Commodities Exchange Inc. (“CMX”) and the London Metal Exchange (“LME”).

The quantity of each of the contracts included in the S&P GSCI™ is determined on the basis of a five-year average (referred to as the “world production average”) of the production quantity of the underlying commodity as published by the United Nations Statistical Yearbook, the Industrial Commodity Statistics Yearbook and other official sources. However, if a commodity is primarily a regional commodity, based on its production, use, pricing, transportation, or other factors, S&P, in consultation with its advisory committee may calculate the weight of such commodity based on regional, rather than world, production data. At present, natural gas is the only commodity the weight of which is calculated on the basis of regional production data, with the relevant region being North America.

The five-year moving average is updated annually for each commodity included in the S&P GSCI™, based on the most recent five year period (ending approximately two years prior to the date of calculation and moving backwards) for which complete data for all commodities is available. The contract production weights, or CPWs, used in calculating the S&P GSCI™ are derived from world or regional production averages, as applicable, of the relevant commodities, and are calculated based on the total quantity traded for the relevant contract and the world or regional production average, as applicable, of the underlying commodity. However, if the volume of trading in the relevant contract, as a multiple of the production levels of the commodity, is below specified thresholds, the CPW of the contract is reduced until the threshold is satisfied. This is designed to ensure that trading in each such contract is sufficiently liquid relative to the production of the commodity.

In addition, S&P performs this calculation on a monthly basis and, if the multiple of any contract is below the prescribed threshold, the composition of the S&P GSCI™ is reevaluated, based on the criteria and weighting procedure described above. This procedure is undertaken to allow the S&P GSCI™ to shift from contracts that have lost substantial liquidity into more liquid contracts, during the course of a given year. As a result, it is possible that the composition or weighting of the S&P GSCI™ will change on one or more of these monthly evaluation dates. In addition, regardless of whether any changes have occurred during the year, S&P reevaluates the composition of the S&P GSCI™, in consultation with the Advisory Panel, at the conclusion of each year, based on the above criteria. Other commodities that satisfy such criteria, if any, will be added to the S&P GSCI™. Commodities included in the S&P GSCI™ which no longer satisfy such criteria, if any, will be deleted.

S&P, in consultation with the Advisory Panel, also determines whether modifications in the selection criteria or the methodology for determining the composition and weights of and for calculating the S&P GSCI™ are necessary or appropriate in order to assure that the S&P GSCI™ represents a measure of commodity market performance. S&P has the discretion to make any such modifications, in consultation with the Advisory Panel.

Contract Expirations

Because the S&P GSCI™ comprises actively traded contracts with scheduled expirations, it can only be calculated by reference to the prices of contracts for specified expiration, delivery or settlement periods, referred to as “contract expirations.” The contract expirations included in the S&P GSCI™ for each commodity during a given year are designated by S&P, in consultation with the Advisory Panel, provided that each such contract must be an “active contract.” An “active contract” for this purpose is a liquid, actively traded contract expiration, as defined or identified by the relevant trading facility or, if no such definition or identification is provided by the relevant trading facility, as defined by standard custom and practice in the industry.

If a trading facility deletes one or more contract expirations, the S&P GSCI™ will be calculated during the remainder of the year in which such deletion occurs on the basis of the remaining contract expirations designated by S&P. If a trading facility ceases trading in all contract expirations relating to a particular contract, S&P may designate a replacement contract on the commodity. The replacement contract must satisfy the eligibility criteria for inclusion in the S&P GSCI™. To the extent practicable, the replacement will be effected during the next monthly review of the composition of the S&P GSCI™. If that timing is not practicable, S&P will determine the PS-11 date of the replacement and will consider a number of factors, including the differences between the existing contract and the replacement contract with respect to contractual specifications and contract expirations.

Value of the S&P GSCI™

The value of the S&P GSCI™ on any given day is equal to the total dollar weight of the S&P GSCI™ divided by a normalizing constant that assures the continuity of the S&P GSCI™ over time. The total dollar weight of the S&P GSCI™ is the sum of the dollar weight of each of the underlying commodities.

The dollar weight of each such commodity on any given day is equal to:

•	the daily contract reference price,

•	multiplied by the appropriate CPWs, and

•	during a roll period, the appropriate “roll weights” (discussed below).

The daily contract reference price used in calculating the dollar weight of each commodity on any given day is the most recent daily contract reference price made available by the relevant trading facility, except that the daily contract reference price for the most recent prior day will be used if the exchange is closed or otherwise fails to publish a daily contract reference price on that day. In addition, if the trading facility fails to make a daily contract reference price available or publishes a daily contract reference price that, in the reasonable judgment of S&P, reflects manifest error, the relevant calculation will be delayed until the price is made available or corrected; provided, that, if the price is not made available or corrected by 4:00 p.m., New York City time, S&P may, if it deems such action to be appropriate under the circumstances, determine the appropriate daily contract reference price for the applicable futures contract in its reasonable judgment for purposes of the relevant S&P GSCI™ calculation.

Contract Daily Return

The contract daily return on any given day is equal to the sum, for each of the commodities included in the S&P GSCI™ of the applicable daily contract reference price on the relevant contract multiplied by the appropriate CPW and the appropriate “roll weight,” divided by the total dollar weight of the S&P GSCI™ on the preceding day, minus one.

The “roll weight” of each commodity reflects the fact that the positions in contracts must be liquidated or rolled forward into more distant contract expirations as they approach expiration. If actual positions in the relevant markets were rolled forward, the roll would likely need to take place over a period of days. Since the S&P GSCI™ is designed to replicate the performance of actual investments in the underlying contracts, the rolling process incorporated in the S&P GSCI™ also takes place over a period of days at the beginning of each month (referred to as the “roll period”). On each day of the roll period, the “roll weights” of the first nearby contract expiration on a particular commodity and the more distant contract expiration into which it is rolled are adjusted, so that the hypothetical position in the contract on the commodity that is included in the S&P GSCI™ is gradually shifted from the first nearby contract expiration to the more distant contract expiration.

If on any day during a roll period any of the following conditions exists, the portion of the roll that would have taken place on that day is deferred until the next day on which such conditions do not exist:

•	no daily contract reference price is available for a given contract expiration;

•	any such price represents the maximum or minimum price for such contract month, based on exchange price limits (referred to as a “Limit Price”);

•

the daily contract reference price published by the relevant trading facility reflects manifest error, or such price is not published by 4:00 p.m., New York City time. In that event, S&P may, but is not required to, determine a daily contract reference price and complete the relevant portion of the roll based on such price; provided, that, if the trading facility publishes a price before the opening of trading on the next day, S&P will revise the portion of the roll accordingly; or

•	trading in the relevant contract terminates prior to its scheduled closing time.

If any of these conditions exist throughout the roll period, the roll with respect to the affected contract, will be effected in its entirety on the next day on which such conditions no longer exist.

Calculation of the Index

The value of the Index on any S&P GSCI™ business day is equal to the product of (1) the value of the underlying futures contracts on the immediately preceding S&P GSCI™ business day multiplied by (2) one plus the contract daily return of the applicable Index on the S&P GSCI™ business day on which the calculation is made.

Historical Data on the S&P GSCITM Natural Gas Excess Return Index

The following table sets forth the high and low closing values of the S&P GSCITM Natural Gas Excess Return Index for each month in the period from January 2004 through December 2009. These historical data on the S&P GSCITM Natural Gas Excess Return Index are not necessarily indicative of the future performance of the S&P GSCITM Natural Gas Excess Return Index or what the market value of the Notes may be. Any historical upward or downward trend in the value of the S&P GSCITM Natural Gas Excess Return Index during any period set forth below is not an indication that the S&P GSCITM Natural Gas Excess Return Index is more or less likely to increase or decrease at any time during the term of the Notes.

	2004		2005		2006		2007		2008		2009
	High	Low	High	Low	High	Low	High	Low	High	Low	High		Low
January	32.8558	24.3215	17.8020	15.9723	23.1890	18.1060	7.4192	6.0087	5.2123	4.7775	3.2085		2.3415
February	25.4797	23.2222	18.2045	16.1947	18.7554	14.0686	7.5431	6.9663	5.9250	4.8777	2.5491		2.1163
March	26.6968	24.3704	20.3470	18.0070	15.2294	13.7187	7.2358	6.5291	6.4270	5.6824	2.2950		1.9308
April	27.0452	24.8220	20.6022	17.2341	16.6185	12.9530	7.4100	6.9044	7.0063	5.8133	1.9638		1.6747
May	29.6479	27.3522	17.5272	16.0346	13.6466	11.6489	7.4209	6.9616	7.3387	6.5314	2.2154		1.7641
June	29.2712	26.5309	19.9104	17.5240	13.6257	11.1266	7.3759	5.8857	8.1161	7.3228	2.0615		1.7695
July	27.8579	25.2128	20.2386	18.3565	14.3916	9.9361	5.9821	5.1715	8.2522	5.5030	1.7510		1.5114
August	25.0065	21.2926	29.5320	20.7385	13.6694	10.3139	5.9961	4.5984	5.6659	4.7437	1.7962		1.2234
September	24.3479	19.1761	34.1576	27.3470	10.2985	7.0203	5.4284	4.6262	4.7030	4.1440	1.5110		1.0307
October	28.3241	23.6926	34.2250	28.2724	8.7448	7.3471	5.5636	4.9899	4.4350	3.4644	1.5489		1.3166
November	26.4758	21.2107	28.7074	25.5279	8.7910	7.8649	5.7686	4.6510	3.9611	3.4037	1.2845		1.1214
December	20.8534	16.9626	33.6662	24.4766	8.3460	5.9892	4.7151	4.4806	3.5199	2.8165	1.3781	*	1.0733	*

*	Through December 17, 2009.

On December 17, 2009, the closing value of the S&P GSCITM Natural Gas Excess Return Index was 1.3781.

The following graph illustrates the historical performance of the S&P GSCITM Natural Gas Excess Return Index based on the closing value thereof on each Index Business Day from January 2, 2004 through December 17, 2009. Past movements of the S&P GSCITM Natural Gas Excess Return Index are not indicative of future index values.

License Agreement

S&P and Citigroup Global Markets, an affiliate of Citigroup Funding, have entered into a non-exclusive license agreement providing for the license to Citigroup Global Markets and its affiliates, in exchange for a fee, of the right to use indices owned and published by S&P in connection with certain financial instruments, including the Notes. The license agreement between S&P and Citigroup Global Markets provides that the following language must be stated in this pricing supplement:

“THE NOTES ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY S&P. S&P MAKES NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE HOLDERS OF THE NOTES OR ANY MEMBER OF THE PUBLIC REGARDING THE ADVISABILITY OF INVESTING IN SECURITIES GENERALLY OR IN THE NOTES PARTICULARLY. S&P’S ONLY RELATIONSHIP TO CITIGROUP FUNDING IS THE LICENSING OF CERTAIN TRADEMARKS, TRADE NAMES AND SERVICE MARKS OF S&P AND OF THE S&P GSCITM NATURAL GAS EXCESS RETURN INDEX, WHICH IS DETERMINED, COMPOSED AND CALCULATED BY S&P WITHOUT REGARD TO CITIGROUP FUNDING OR THE NOTES. S&P HAS NO OBLIGATION TO TAKE THE NEEDS OF CITIGROUP FUNDING OR THE HOLDERS OF THE NOTES INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE S&P GSCITM NATURAL GAS ECESS RETURN INDEX. S&P IS NOT RESPONSIBLE FOR AND HAS NOT PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THE NOTES TO BE ISSUED. S&P HAS NO OBLIGATION OR LIABILITY IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE NOTES.”

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain U.S. federal income tax consequences that may be relevant to initial holders of the Notes who will hold the Notes as capital assets. All references to “holders” are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated financial transaction, or persons whose functional currency is not the U.S. dollar. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. No ruling is being requested from the Internal Revenue Service (the “IRS”) with respect to the Notes and no assurance can be given that the IRS will agree with the conclusions expressed herein. ACCORDINGLY, A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE NOTES SHOULD CONSULT ITS TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

In purchasing a Note, each holder agrees with Citigroup Funding to treat a Note for U.S. federal income tax purposes as a cash-settled prepaid forward contract subject to a floor, on the value of the S&P GSCITM Natural Gas Excess Return Index on the Valuation Date, pursuant to which forward contract, at maturity each holder will receive the cash value of the S&P GSCITM Natural Gas Excess Return Index subject to certain adjustments, and under the terms of which contract (a) at the time of issuance of the Note the holder deposits irrevocably with Citigroup Funding a fixed amount of cash equal to the purchase price of the Note, and (b) at maturity such cash deposit unconditionally and irrevocably will be applied by Citigroup Funding in full satisfaction of the holder’s obligation under the forward contract, and Citigroup Funding will deliver to the holder the cash value of the S&P GSCITM Natural Gas Excess Return Index pursuant to the terms of the Note. (Prospective investors should note that cash proceeds of this offering will not be segregated by Citigroup Funding during the term of the Notes, but instead will be commingled with Citigroup Funding’s other assets and applied in a manner consistent with the section “Use of Proceeds and Hedging” in the accompanying prospectus.) As discussed below, there is no assurance that the IRS will agree with this treatment, and alternative treatments of the Notes could result in less favorable U.S. federal income tax consequences to a holder.

United States Holders

The following is a summary of certain United States federal income tax consequences that will apply to a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to United States federal income tax on a net income basis in respect of the Notes (a “U.S. Holder”), under the characterization of the Notes agreed to above.

Under the above characterization of the Notes, at maturity or upon the sale or other taxable disposition of a Note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized at maturity or upon the sale or other taxable disposition and the U.S. Holder’s tax basis in the Note. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at the time of disposition. A holder’s tax basis in the Notes generally will equal the holder’s cost for such Notes.

Alternative Characterizations.    Due to the absence of authority as to the proper characterization of the Notes and the absence of any comparable instruments for which there is a widely accepted tax treatment, no assurance can be given that the IRS will accept, or that a court will uphold, the agreed-to characterization and tax treatment described above.

Because a holder will be entitled to cash in an amount equal to or greater than the amount of the initial purchase price paid for the Notes unless the settlement value of the S&P GSCITM Natural Gas Excess Return Index on the Valuation Date is below 90% of the settlement value of the S&P GSCITM Natural Gas Excess Return Index on the Pricing Date, the IRS could seek to analyze the federal income tax consequences of owning the Notes under Treasury regulations governing contingent payment debt instruments (the “Contingent Payment Regulations”). The Contingent Payment Regulations are complex, but very generally apply the original issue discount rules of the Internal Revenue Code to a contingent payment debt instrument by requiring that original issue discount be accrued every year at a “comparable yield” for the issuer of the instrument, determined at the time of issuance of the obligation. In addition, the Contingent Payment Regulations require that a projected payment schedule, which results in such a “comparable yield”, be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected amounts. To the extent that the comparable yield as so determined exceeds the projected payments on a contingent debt instrument in any taxable year, the owner of that instrument will recognize ordinary interest income for that taxable year in excess of the cash the owner receives and such excess would increase the U.S. Holder’s tax basis in the debt instrument. In addition, any gain realized on the sale, exchange or redemption of a contingent payment debt instrument will be treated as ordinary income. Any loss realized on such sale, exchange or redemption will be treated as an ordinary loss to the extent that the holder’s original issue discount inclusions with respect to the obligation exceed prior reversals of such inclusions required by the adjustment mechanism described above. Any loss realized in excess of such amount generally will be treated as a capital loss.

The Contingent Payment Regulations apply only to debt instruments that provide for contingent payments. The Notes offer no assurance that a holder’s investment will be returned to the holder at maturity except to the extent that the settlement value of the S&P GSCITM Natural Gas Excess Return Index is not below 90% of the settlement value of the S&P GSCITM Natural Gas Excess Return Index on the Pricing Date; instead, at maturity, the Notes provide economic returns that are generally indexed to the performance of the S&P GSCITM Natural Gas Excess Return Index. Further, a holder may receive at maturity economic returns that are substantially lower or higher than the holder’s investment. Accordingly, Citigroup Funding believes that it is reasonable to treat the Notes for U.S. federal income tax purposes, not as debt instruments, but as cash-settled prepaid forward contract subject to a floor, pursuant to which forward contract at maturity each holder will receive the cash value of Index subject to certain adjustments. If, however, the IRS were successfully to maintain that the Contingent Payment Regulations apply to the Notes, then, among other matters, (i) a U.S. Holder will be required to include in income each year an accrual of interest at the annual rate of 2.11% compounded semi-annually (“the comparable yield”), regardless of the U.S. Holder’s method of tax accounting, and (ii) gain or loss realized by a U.S. Holder at maturity or upon a sale or taxable disposition of a Note generally would be characterized as ordinary income or loss (as the case may be, under the rules summarized above), rather than as capital gain or loss.

It is also possible that future regulations or other IRS guidance would require you to accrue income on the Notes on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the Notes in another manner that significantly differs from the agreed-to treatment discussed above. The IRS and U.S. Treasury Department issued a notice (the “Notice”) that requests public comments on a comprehensive list of tax policy issues raised by prepaid forward contracts, which include financial instruments similar to the Notes. The Notice contemplates that such instruments may become subject to taxation on a current accrual basis under one or more possible approaches, including a mark-to-market methodology; a regime similar to the Contingent

Payment Regulations; categorization of prepaid forward contracts as debt; and treatment of prepaid forward contracts as “constructive ownership” transactions. The Notice also contemplates that all (or significant portions) of an investor’s returns under prepaid forward contracts could be taxed at ordinary income rates (as opposed to capital gains rates). It is currently impossible to predict what guidance, if any, will be issued as a result of the Notice, and whether any such guidance could have retroactive effect.

In addition, legislation has been introduced for consideration in the United States Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which would include financial instruments similar to the Notes) acquired after the date of the legislation’s enactment. The legislation also would implement special income accrual rules for publicly traded prepaid derivative contracts. The schedule for consideration of this legislation and the outcome of the legislative process currently is uncertain.

Prospective investors are encouraged to consult their tax advisors regarding the potential impact of various proposed laws and regulations addressing the taxation of derivatives and of commodities positions, and the likelihood that any of the foregoing may take effect.

Information Reporting and Backup Withholding.    Information returns may be required to be filed with the IRS relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-United States Holders

A holder or beneficial owner of Notes that is not a U.S. Holder (a “Non-U.S. Holder”) generally will not be subject to U.S. federal income or withholding tax on any capital gain realized upon the maturity, sale or other disposition of the Notes by a Non-U.S. Holder, unless the gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder (or, where a tax treaty applies, is attributable to a United States permanent establishment), or in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

In general, a Non-U.S. Holder will not be subject to U.S. federal backup withholding or information reporting with respect to any gain on the Notes if the Non-U.S. Holder provides an IRS Form W-8BEN (or a successor form) with respect to such payments.

In the Notice discussed above, the IRS and U.S. Treasury Department specifically question whether, and to what degree, payments (or deemed accruals) in respect of a prepaid forward contract should be subject to withholding. Accordingly, it is possible that future guidance could be issued as a result of the Notice requiring us to withhold on payments made to non-U.S. Holders under the Notes.

Recent Legislative Developments Potentially Affecting Taxation of Notes Held By or Through Foreign Entities

Proposed legislation recently introduced in the United States Congress would generally impose a withholding tax of 30 percent on the gross proceeds of a disposition of the Notes paid to a foreign financial institution, unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The proposed legislation would also generally impose a withholding tax of 30 percent on the gross proceeds of a disposition of the Notes paid to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under certain circumstances, a Non-U.S. Holder of the Notes might be eligible for refunds or credits of such taxes. Investors are encouraged to consult with their own tax advisors regarding the possible implications of this proposed legislation on their investment in the Notes.

Estate Tax

In the case of a holder of a Note that is an individual who will be subject to U.S. federal estate tax only with respect to U.S. situs property (generally an individual who at death is neither a citizen nor a domiciliary of the United States) or an entity the property of which is potentially includable in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), the holder of a Note should note that, absent an applicable treaty benefit, the Notes may be treated as U.S. situs property for U.S. federal estate tax purposes. Prospective investors are urged to consult your own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, as amended, among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets $3,050,000 principal amount of the Notes (305,000 Notes) for $9.800 per Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the Notes to selected dealers, including its affiliate Morgan Stanley Smith Barney LLC, at the public offering price less a fixed selling concession of $0.200 per Note. Citigroup Global Markets will pay this fixed selling concession to selected dealers and their financial advisors collectively. Citigroup Global Markets may allow, and these dealers may re-allow, a selling concession of not more than $0.200 per Note on sales to certain other dealers. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

Selling concessions allowed to dealers in connection with the offering may be reclaimed by the underwriter, if, within 30 days of the offering, the underwriter repurchases the Notes distributed by such dealers.

The Notes will not be listed on any securities exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes — The Market Value of the Notes May Be Affected by Purchases and Sales of the Futures Contracts Included in the Underlying Index or Related Derivative Instruments by Affiliates of Citigroup Funding Inc.” in this pricing supplement, “Risk Factors — Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority.

Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

WARNING TO INVESTORS IN HONG KONG ONLY: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer. If Investors are in any doubt about any of the contents of this document, they should obtain independent professional advice.

This offer is not being made in Hong Kong, by means of any document, other than (1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO.

There is no advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to the persons or in the circumstances described in the preceding paragraph.

WARNING TO INVESTORS IN SINGAPORE ONLY: This document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the Securities and Futures Act). Accordingly, neither this document nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and thus only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a relevant person (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of that Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. No person receiving a copy of this document may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been complied with. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased Notes, namely a person who is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b)	a trust (other than a trust the trustee of which is an accredited investor) whose sole purpose is to hold investments and of which each beneficiary is an individual who is an accredited investor, should note that securities of that corporation or the beneficiaries’ rights and interest in that trust may not be transferred for 6 months after that corporation or that trust has acquired the Notes under Section 275 of the Securities and Futures Act pursuant to an offer made in reliance on an exemption under Section 275 of the Securities and Futures Act unless:

(i)	the transfer is made only to institutional investors, or relevant persons as defined in Section 275(2) of that Act, or arises from an offer referred to in Section 275(1A) of that Act (in the case of a corporation) or in accordance with Section 276(4)(i)(B) of that Act (in the case of a trust);

(ii)	no consideration is or will be given for the transfer; or

(iii)	the transfer is by operation of law.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)	if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

305,000 Buffer Notes

Based Upon the S&P GSCITM Natural Gas Excess Return Index

Due March 22, 2012

($10.00 Principal Amount per Note)

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

December 17, 2009

(Including Prospectus Supplement

Dated February 18, 2009 and

Prospectus Dated February 18, 2009)